Filed by PRA Health Sciences, Inc pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: PRA Health Science,

Commission File No. 001-36732

Date: February 24, 2021

The following communication was made by PRA Health Sciences, Inc. to its employees on February 24, 2021.

Acquisition Announcement: Customer-Facing Frequently Asked Questions

DO NOT DISTRIBUTE

**Usage: Refer to this document to guide conversations and answer customer inquiries.**

1.	When will this transaction close?

The closing date for this transaction is dependent on receiving the required regulatory approvals; it is anticipated that this transaction will close in the third quarter of 2021.

2.	What is the strategic rationale for this transaction?

The clinical development industry has been consolidating as companies come together to build and offer broader capabilities and solutions for their clients and partners. For PRA’s continued growth, we need to proactively expand the full suite of our current capabilities. The combined organization will be in the best position in the industry to meet market demands and provide our clients with a broader service offering, greater therapeutic depth and geographic coverage, and enhanced clinical and commercial solutions.

3.	What unique capabilities does ICON add to PRA’s current service offerings?

Central labs including imaging, the Accellacare site network, language services, and Symphony Home Health among others. These services are complimentary to those currently provided by PRA, and together, the entire suite of services and capabilities will be stronger.

4.	Will the team that supports my program/projects change as a result of this transaction?

No. The continuity of our services and the continued high-quality execution of your programs is of paramount importance to PRA during the interim period – prior to closing and following the close of the transaction later this year.

5.	Who will be the CEO of the combined company?

ICON CEO Dr. Stephen Cutler will serve as CEO of the combined company.

6.	Will the leadership team at PRA change as a result of this transaction?

During the interim period prior to the closing date of this transaction, there will be no changes to the leadership team at PRA. Following the close of this transaction, an integration planning team will be formed; this team will determine the structure of the combined company. Our focus is on providing our customers with the highest quality service and support. Should there be changes in the future, the information will be properly communicated at that time.

7.	Is there overlap with PRA and ICON’s customers? How will this impact clients?

The combination of ICON and PRA provides a unique opportunity to broaden our respective client experience. We believe the client rosters between ICON and PRA are complementary. We will have a very diversified client portfolio with no single client making up more than 10 percent of our combined revenues. We look forward to sharing more information as we move through the integration planning process.

8.	Do you have a timeline for integration of the two companies?

First and foremost, only high-level transition planning can proceed during the interim period between now and the close of the transaction. After the closing, PRA and ICON will work together to implement the transition plan on a timeline that minimizes any disruptions to ongoing work and ensures the continued highest quality execution and delivery of services to our clients. That remains our highest priority.

9.	Does PRA anticipate layoffs? If so, which departments and how many people?

Until closing, ICON and PRA will operate as separate and independent companies. There are no anticipated changes to PRA staff during this period between the announcement and closing of this transaction. In fact, we are experiencing high growth in terms of hiring, and we anticipate that we will continue to fill our open requisitions, particularly as it relates to our client-facing roles. Our first priority will be to ensure that we have the employees and resources to continue to provide clients with high-quality service, so we also anticipate that we will continue to hire.

Following closing, the combined company will be a stronger company with greater growth opportunities. Once the deal closes, the combined organization will embark on a thoughtful integration planning process. We will communicate regularly with employees and clients and share information about how the combined company will operate.

10.	How can I be assured that I will have the same priority within PRA/ICON? How can I be assured that the day-to-day leaders managing my business are focused on delivery?

One of the primary reasons this transaction is taking place is because both companies have committed themselves to the highest levels of customer service – during the interim period, the transition, and after the new company is formed. Please always feel comfortable contacting your day-to-day contact or the leadership team at PRA to discuss your business and ask questions. We are here to assist you and ensure that your work is prioritized.

11.	Who should I call if I have an escalation?

We ask that you continue to escalate your questions, concerns and positive remarks through your day-to-day contact at PRA. He or she will also set up a communication escalation plan with your PRA account team and PRA leadership to ensure that an open line of communication is available whenever needed.

12.	Where will the headquarters of the new company be located?

Headquarters of the new company will be based in Dublin, Ireland.

Additional Client Questions

NOTE: The questions below are likely to come up in conversations with clients and customers during the interim period. Specific details will be available after the close of the transaction and as integration planning commences. In the meantime, you can utilize the standard answer below to acknowledge their questions.

•	What will be the name of the new organization?

•	What is the new executive team of the combined organization?

•	Can you tell us where the new company will fall in terms of ranking by size – revenue, employees, locations, etc?

•	Will our staff supporting our projects change?

•	Will our contract terms and pricing change?

•	Will there be any operational efficiencies that we can expect as a benefit of the transaction?

•	Will you be closing any offices?

•	What about offices? Will you keep them as-is when supporting us?

•	Will the name PRA Health Sciences, or the brand marks/logos, go away?

Standard Answer: Thank you for the inquiry. You pose a great question, but we are unable to provide information on this topic during the interim period and before the close of the transaction. When the formal integration between the two companies commences later this year and as more information is provided by leadership, our team will keep you apprised of critical updates such as this. Please feel free to reach out any time with additional questions or inquiries.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements generally include statements regarding the potential transaction between ICON public limited company, a public limited company in Ireland (“ICON”) and PRA Health Sciences, Inc., a Delaware corporation (“PRA”), including any statements regarding the expected timetable for completing the potential transaction, the ability to complete the potential transaction, the expected benefits of the potential transaction (including anticipated synergies, projected financial information and future opportunities) and any other statements regarding ICON’s and PRA’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows, or future events or performance. These statements are often, but not always, made through the use of words or phrases such as “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar expressions. All such forward-looking statements are based on current expectations of ICON’s and PRA’s management and therefore involve estimates and assumptions that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from the results expressed in the statements. Key factors that could cause actual results to differ materially from those projected in the forward-looking statements include the ability to obtain the requisite ICON and PRA stockholder approvals; uncertainties as to the timing to consummate the potential transaction; the risk that a condition to closing the potential transaction may not be satisfied; the risk that regulatory approvals are not obtained or are obtained subject to conditions that are not anticipated by the parties; potential litigation relating to the potential transaction that could be instituted against ICON, PRA or their respective directors; the effects of disruption to ICON’s or PRA’s respective businesses; restrictions during the pendency of the potential transaction that may impact ICON’s or PRA’s ability to pursue certain business opportunities or strategic transactions; the effect of this communication on ICON’s or PRA’s stock prices; transaction costs; ICON’s ability to achieve the benefits from the proposed transaction; ICON’s ability to effectively integrate acquired operations into its own operations; the ability of ICON or PRA to retain and hire key personnel; unknown liabilities; and the diversion of management time on transaction-related issues. Other important factors that could cause actual results to differ materially from those in the forward-looking statements include the effects of industry, market, economic, political or regulatory conditions outside of ICON’s or PRA’s control (including public health crises, such as pandemics and epidemics); risks regarding PRA’s ability to maintain large customer contracts or enter into new contracts; PRA’s ability to attract suitable investigators and patients for its clinical trials; PRA’s ability to keep pace with rapid technological change; PRA’s potential liability if a patient is harmed; and the factors set forth under the heading “Risk Factors” of ICON’s Annual Report on Form 20-F and PRA’s Annual Report on Form 10-K, and in subsequent filings with the U.S. Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the potential transaction, are more fully discussed in the joint proxy statement/prospectus to be filed with the SEC in connection with the proposed transaction. Other unpredictable or unknown factors not discussed in this communication could also have material adverse effects on forward-looking statements. Neither ICON nor PRA assumes any obligation to update any forward-looking statements, except as required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Important Information for Investors and Stockholders

In connection with the potential transaction, ICON expects to file a registration statement on Form F-4 with the SEC containing a preliminary prospectus of ICON that also constitutes a preliminary proxy statement of each of ICON and PRA. After the registration statement is declared effective, each of ICON and PRA will mail a definitive joint proxy statement/prospectus to stockholders of ICON and PRA, respectively. This communication is not a substitute for the joint proxy statement/prospectus or registration statement or for any other document that ICON or PRA may file with the SEC in connection with the potential transaction. INVESTORS AND SECURITY HOLDERS OF ICON AND PRA ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the joint proxy statement/prospectus (when available) and other documents filed with the SEC by ICON or PRA through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by ICON will be available free of charge on ICON’s website at https://www.iconplc.com and copies of the documents filed with the SEC by PRA will be available free of charge on PRA’s website at https://www.prahs.com/. Additionally, copies may be obtained by contacting the investor relations departments of ICON or PRA.

ICON and PRA and certain of their respective directors, certain of their respective executive officers and other members of management and employees may be considered participants in the solicitation of proxies with respect to the potential transaction under the rules of the SEC. Information about the directors and executive officers of ICON is set forth in its annual report on Form 20-F, which was filed with the SEC on February 24, 2021. Information about the directors and executive officers of PRA is set forth in its proxy statement for its 2020 annual meeting of stockholders, which was filed with the SEC on April 3, 2020. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the potential transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

The term “PRA” and such terms as “the company,” “the corporation,” “our,” “we,” “us” and “its” may refer to PRA Health Sciences, Inc., one or more of its consolidated subsidiaries, or to all of them taken as a whole. All of these terms are used for convenience only and are not intended as a precise description of any of the separate companies, each of which manages its own affairs.